

SECUR 12062409 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 29 2012
Washington DC
405

SEC FILE NUMBER
8-16247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *07/01/11* (MM/DD/YY) AND ENDING *06/30/12* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Horwitz & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2610 Lake Cook Road
(No. and Street)

Riverwoods	***Illinois***	***60015***
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD HORWITZ **(224)-632-4700**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

175 West Jackson Boulevard	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **GERALD HORWITZ**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **HORWITZ & ASSOICATES, INC**, as of **JUNE 30, 2012**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
EDWARD HORWITZ
Notary Public - State of Illinois
My Commission Expires Jul 21, 2015



Signature

CEO

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Stockholder's Equity.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO U.S. SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HORWITZ & ASSOCIATES, INC.

JUNE 30, 2012

CONTENTS



Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312 565 4719
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Horwitz & Associates, Inc.

We have audited the accompanying statement of financial condition of Horwitz & Associates, Inc. (the Company), a wholly owned subsidiary of Raffaello, Inc., as of June 30, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horwitz & Associates, Inc. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 14 and 15 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Chicago, Illinois
August 28, 2012

Horwitz & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2012

ASSETS

Cash and cash equivalents	$ 474,793
Investments, at fair value (Cost: $144,988)	196,498
Due from clearing broker	221,038
Other assets	129,214
TOTAL ASSETS	$1,021,543

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 571,911
STOCKHOLDER'S EQUITY	
Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued, 21,000 outstanding	33,000
Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued, 28,466 outstanding	102,597
Paid-in capital	65,500
Retained earnings	546,895
Treasury stock, at cost	
Class A stock, 12,000 shares	(36,000)
Class B stock, 74,131 shares	(262,360)
Total stockholder's equity	449,632
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,021,543

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF OPERATIONS
Year ended June 30, 2012

Revenue	
Commissions	
Agency and principal commissions	$ 5,904,237
Option commissions	3,876,263
Mutual funds	251,630
Insurance	1,015,989
Interest and dividends	144,546
Investment advisory fees	1,575,569
Net change in unrealized appreciation on investments	25,116
Total revenue	12,793,350
Operating expenses	
Broker and employee compensation	7,489,383
Brokerage clearing	3,023,197
Occupancy and other office expenses	1,142,371
Communications	174,762
Taxes, other than income taxes	121,209
Other	841,334
Total operating expenses	12,792,256
Income before income taxes	1,094
Income taxes	2,317
NET LOSS	$ (1,223)

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended June 30, 2012

	Common stock					
	Class A Voting	Class B Non-voting	Paid-in capital	Retained earnings	Treasury stock	Total stockholder's equity
Balance at June 30, 2011	$33,000	$102,597	$65,500	$548,118	$(298,360)	$450,855
Net loss	-	-	-	(1,223)	-	(1,223)
Balance at June 30, 2012	$33,000	$102,597	$65,500	$546,895	$(298,360)	$449,632

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF CASH FLOWS
Year ended June 30, 2012

Cash flows from operating activities	
Net loss	$ (1,223)
Adjustments to reconcile net loss to net cash used in operating activities	
Net change in unrealized appreciation on investments	(25,116)
Changes in operating assets and liabilities	
Due from clearing broker	588,421
Other assets	(52,645)
Accounts payable and accrued expenses	(644,660)
Total adjustments to reconcile net loss to net cash used in operating activities	(134,000)
Net cash used in operating activities	(135,223)
Net decrease in cash and cash equivalents	(135,223)
Cash and cash equivalents at beginning of year	610,016
Cash and cash equivalents at end of year	$ 474,793
Supplemental cash flow information	
Cash paid for income taxes	$ 2,317

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS

Horwitz & Associates, Inc. (the Company), a wholly owned subsidiary of Raffaello, Inc. (the Parent Company), acts as an introducing broker/dealer in the purchase and sale of securities and options, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

The Company has agreements with clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of U.S. Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has 22 branches located in Alabama, California, Colorado, Florida, Illinois, Iowa, Louisiana, Massachusetts, New York, Ohio, Pennsylvania and Texas, and has customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are maintained in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Revenue Recognition

All customer security transactions are cleared on a fully disclosed basis with a clearing broker. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on quarterly period-end balances. Insurance commissions are recognized after review of the insurance policy to ensure that the policy's outlined terms were agreed upon with the agent and policy holder. Unrealized gains or losses are recognized on the differences between cost and fair value on securities positions.

Investments

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Securities are financial instruments and are recorded at fair value.

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original or remaining maturity of three months or less from the acquisition date. At times, the Company maintains cash balances at financial institutions in excess of federally insured limits. The Company monitors this credit risk and has not experienced any losses related to this risk.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2012, the net capital ratio was 2.10 to 1 and the net capital was $272,518, which was $172,518 in excess of its required net capital of $100,000. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE D - INVESTMENT SECURITIES

Investments consist of corporate equity securities with a fair market value of $196,498 as of June 30, 2012.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Financial Accounting Standards Board (FASB) has established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, as follows:

1. Quoted prices for similar assets or liabilities in active markets.

2. Quoted prices for identical or similar assets or liabilities in markets that are not active.

3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 - Inputs are unobservable inputs for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability).

The following table presents the fair value hierarchy of those assets and liabilities measured at fair value as of June 30, 2012:

	Level 1	Level 2	Level 3	Total
Investments				
Common stock	$196,498	$ -	$ -	$196,498

NOTE E - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at June 30, 2012:

Accrued commissions	$342,075
Due to clearing broker	108,153
Other	121,683
Total	$572,911

NOTE F - INCOME TAXES

The Company is included in the consolidated income tax returns filed by the Parent Company. For financial reporting purposes, the provisions for federal and state income taxes are calculated on a separate-company basis.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At June 30, 2012, the Company had no deferred tax assets or liabilities.

The differences between the income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense at June 30, 2012, were not significant.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to the 2009, 2010 and 2011 tax positions, all open tax years. As of June 30, 2012, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at June 30, 2012. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

NOTE G - RELATED-PARTY TRANSACTIONS

The Company leases equipment on a month-to-month basis from an affiliate related through common ownership. Rent expense under this arrangement for the year ended June 30, 2012, was $114,279 included within other operating expenses.

In addition, the Company began leasing building space in November 2006 from the Parent Company on a month-to-month basis. Rent expense under this arrangement for the year ended June 30, 2012, was $123,253, and is included within occupancy and other office expenses on the accompanying statement of operations.

The Parent Company is committed to providing all necessary financial support to the Company if needed.

NOTE H - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreement

In conjunction with its agreement with the clearing brokers, the Company has agreed to (1) indemnify and hold the clearing brokers harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the brokers of cash and/or securities of not less than $150,000 and $100,000, respectively. Accordingly, the Company is subject to credit risk if the clearing brokers are unable to repay the balance on their accounts.

Financial Instruments with Off-Balance Sheet Risk

This agreement provides the clearing brokers with a lien upon all cash and cash equivalents, securities and receivables held by the clearing brokers. These liens secure the liabilities and obligations of the Company to the clearing brokers.

At June 30, 2012, the Company had cash of $8,649 and investments with a fair market value of $196,498 on deposit with one of the clearing brokers and $100,000 of cash with the other clearing broker. These balances are included within cash and cash equivalents and investments on the accompanying statement of financial condition.

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing brokers acts as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in fair values of uncovered positions. There were no such transactions outstanding at June 30, 2012.

Litigation and Arbitration

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of any pending litigation in the aggregate will have an additional material adverse effect on the Company's financial statements.

NOTE I - SUBSEQUENT EVENTS

Company management has determined that no material events or transactions occurred subsequent to June 30, 2012 and through August 28, 2012, the date Company's financial statements were available for issuance, which would require adjustments to and/or additional disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

Horwitz & Associates, Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
June 30, 2012

Stockholder's equity	$449,632
Non-allowable assets	
Other assets	129,214
Petty cash fund	200
Total non-allowable assets	129,414
Tentative net capital before haircuts	320,218
Haircuts on securities	
Stock and warrants	47,700
Total haircuts on securities	47,700
Net capital	$272,518
Capital requirements	
Minimum net capital	$100,000
Net capital in excess of requirement	172,518
Net capital, as above	$272,518
Ratio of aggregate indebtedness to net capital	2.10
Aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities	$571,911

Statement pursuant to Rule 17A-5(d)(4)

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the year ended June 30, 2012.

Horwitz & Associates, Inc.
STATEMENT REGARDING RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
June 30, 2012

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.



Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312 565 4719
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors
Horwitz & Associates, Inc.

In planning and performing our audit of the financial statements of Horwitz & Associates, Inc. (the Company), a wholly owned subsidiary of Raffaello, Inc., as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
August 28, 2012

REPORT ON SECURITY INVESTOR PROTECTION
CORPORATE ASSESSMENTS PURSUANT TO
SECURITIES EXCHANGE COMMISSION RULE 17a-5(e)(4)
HORWITZ & ASSOCIATES, INC.
JUNE 30, 2012



Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Horwitz & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Horwitz & Associates, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (Specified Parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as recorded in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences other than rounding.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
August 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended JUNE 30, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016247 FINRA JUN
HORWITZ & ASSCOIATES INC
2610 LAKE COOK RD STE 190
RIVERWOODS IL 60015-5710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 21,617

B. Less payment made with SIPC-6 filed (exclude interest) (11,476)
02/28/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,141

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,141

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,141

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HORWITZ & ASSOCIATES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

VICE-PRESIDENT
(Title)

Dated the 26 day of JULY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JULY 1, 2011 and ending JUNE 30, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,793,350
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	12,793,350
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,015,989
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,023,197
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	25,053
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	68,223
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	13,904
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	4,146,366
2d. SIPC Net Operating Revenues	$ 8,646,984
2e. General Assessment @ .0025	$ 21,617

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